EXHIBIT 99-2

                                 [UNILEVER LOGO]

                              N E W S  R E L E A S E


Contact: Nancy L. Goldfarb
Unilever United States, Inc.
390 Park Avenue
New York, NY  10022
(212) 906-4690                                       FOR IMMEDIATE RELEASE


                     ADDRESS TO UNILEVER PLC ANNUAL MEETING
               BY NIALL FITZGERALD, CHAIRMAN, WEDNESDAY MAY 8 2002
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The past year certainly gave us a more challenging and troubled business environment than we might have expected. The appalling tragedy of 11 September sent shock waves around the world. It led many in international business to re-examine their role in addressing the problems of economic development. I will return to this later on. But overall 2001 for Unilever was a year of progress.

Throughout the year we saw the strength of our brands, the deep knowledge of the markets we operate in and the exceptional quality of our people, all contribute to a year of excellent achievement.

PERFORMANCE IN 2001
-------------------
It was another certain step along the Path to Growth which gives us confidence in achieving our stated aims of accelerated growth, enhanced operating margins and double digit earnings per share each year through to 2004. The headlines of our performance last year will be familiar to you.

Our portfolio of leading brands grew by 5.3% for the year and we achieved an operating margin, before exceptional items, of almost 14%, compared to 12% in 2000.

As I said, we are on track to reach our 2004 goals of 5-6% overall sales growth together with an operating margin of at least 16% of those sales.

In terms of the financial performance there was a strong focus on increased cash generation throughout the business. Cash flow from operations increased to
(euro)7.5 billion. This is almost a billion more than the previous year. If you then add cash generated from divestments the cash total is more than (euro)11 billion.

Sensibly, some of this was used to pay back a portion of the debt used to fund our acquisition programme of recent years and, as a consequence, net debt was reduced by 3.3 billion Euro.

Turning to the bottom line, earnings per share beia grew by a very creditable 12.2%.

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As a result, on a one-year basis, the total return earned for shareholders -
that is the aggregate of dividends paid and the increase in the share price - put us into the top third of our peer group of 21 competitor companies. Our job is to stay there.

And what of the actual business performance behind these headlines?

DIVISIONAL PERFORMANCE
----------------------
2001 was notable as the first year of operation of our new Divisional structure of Foods and Home and Personal Care.

This has brought a unique clarity to the execution of our business plans. Throughout the year the two Divisions, lead by Patrick Cescau for Foods and Keki Dadiseth for Home and Personal Care, have accelerated the implementation and execution of the Company's Path to Growth strategy.

FOODS: Perhaps the single most impressive achievement in the Foods Division was the global integration of the Bestfoods business while Slim-Fast, Ben and Jerry's and Amora Maille were also integrated at the same time. Meanwhile all these acquisitions fully delivered their target synergy savings for the year.

Remember that we set out to integrate 33,000 people - in 63 countries - in 120 factories and to produce a total synergy benefit of no less than 790 million Euro. Half of this was for delivery in 2001.

I am delighted to report that we exceeded our own tough targets and delivered synergy benefits of over 400 million Euro during the year. Most importantly, these savings continue to be delivered on time, and in full, during 2002.

We also continued to re-shape our foods portfolio. The most significant disposals in the year were those businesses sold in Europe to ease the way for the Bestfoods acquisition, and the sale of the bakery businesses in both Europe and North America. Those bakery businesses were fine examples of their kind, but relatively slow growing businesses nevertheless.

All this is good sense. It reduces clutter, it reduces costs, it promotes efficiency. Most importantly it releases both the resources and the opportunity to move on and grow the business. If you like, we create the "space to grow".

I'll give a few examples.

We used to think of the spreads businesses as profitable but dull - now spreads is one of our most innovative businesses - just look at the astounding success of Pro-Activ - our cholesterol reducing spread.

A meeting of technical invention and consumer need has built one of the world's leading health and wellness brands. And success breeds success for this business because there is much more to come in their innovation pipeline.

Lipton is a hot tea beverage in most parts of the world. However, we saw the opportunity to create something much more - to move beyond the tea market to the much larger beverages market.

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Lipton is now a major beverage brand with a ready to drink range including
Brisk, flavoured ice teas and Liptonic which puts it at the heart of this fast growing sector. Our own growth in ready-to-drink teas was 10% last year.

This has all been supported by the promotional campaign "Paint the World
Yellow".

Today Lipton is a significant global beverage brand by value and has grown on average 6% over the last three years. We are only just starting to tap the potential of that brand.

Now Lipton has been in the Unilever family for decades, but Slim-Fast is a brand new arrival.

This started life as a diet product for over-weight people. However, today it is about well-being and effective weight management. It has moved beyond powdered drinks into shakes, bars and even into soups in the UK. Incidentally, it was the Knorr chefs who provided the soup recipes - that's synergy for you!

Turning to Knorr itself, that brand centres around the proposition "Enjoy Life - Enjoy Food". It comes in many product forms, from bouillon cubes through soups and dry mixes, to ready meal concepts and, shortly, frozen foods.

We are actively exploring the boundaries of the brand. What we DO know is that we have a brand with very high recognition, very high consumer confidence and a growth potential we've only just begun to tap.

HOME AND PERSONAL CARE: For HPC it was a year characterised by the twin themes of focus and innovation.

One of the key features of our new divisional structure is the integration of our research effort into the Divisions themselves. Now each Division has full responsibility for, and ownership of, its research effort. As a result, the people closest to our consumers now decide how our research and development money is spent.

It is a synergy which leads to economy of effort and maximum impact. Throughout the year HPC worked on developing it's new network of global technical centres - designed to bring big innovations to MORE markets MORE quickly.

Portfolio changes also figured in HPC's year. Although the rationalisation of HPC's portfolio began earlier than that in Foods - as indeed did it's acquisition programme - there were two significant disposals during the year.

DiverseyLever, our industrial cleaning operation is now set to prosper under new owners. We retain an interest and will enjoy a very strong commercial relationship with the new entity for some years to come. Also our medical diagnostic business Unipath was sold at the close of the year.

These disposals freed up resources which will be concentrated on our fast growing portfolio of leading brands.

So in this way HPC created its own space for growth. Releasing additional resources and aligning research with consumer needs creates the room to innovate and grow.

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For example, you all know the Dove story. It started as a moisturising bar and is now a broad based personal care brand. It literally spans the globe - but still in only 80 countries. There is therefore lots of space to go for!

The basic consumer promise of the Dove brand is consistently applied and we now have a brand growing an average of 25% per year which will reach (euro)2 billion turnover this year.

Equally familiar as a brand is Domestos. But this is much more than a humble domestic bleach. A raft of innovative and targeted products has been launched under the name - window and other surface wipes, and ranges of mousses and sprays. All of them bringing the same promise to the consumer of effective, hygienic cleaning or most importantly a safe home.

The Suave brand may not be so familiar to you. It's a US brand which, started life in 1937 as a hair tonic. We are building on that heritage and we have come a very long way.

We have positioned the Suave range of shampoos, personal wash and deodorants in what is called the "sensible shopper" price position. The brand is growing at 15% last year. It is now found in more households in America than either Tide or Colgate.

We have brands with a heritage as strong as Suave in many other countries - but until now we haven't created enough "space" to grow them.

CORPORATE PURPOSE
-----------------
Success is not measured simply by results. Equally important is the manner in which those results are achieved.

As it says in our corporate purpose: "We believe that to succeed requires the highest standards of corporate behaviour towards our employees, consumers and the societies and world in which we live."

Most importantly those same standards should be applied and be honoured equally wherever in the world we operate.

Today both investors and consumers expect more than just quality products - that's the minimum expectation - they expect the company that provides them to be a responsible corporate citizen.

From Unilever's inception, responsible corporate behaviour has been an integral part of our operating tradition. This year we have taken a number of steps to further strengthen our commitment to good standards of governance, and to ensure these are observed everywhere we do business.

CODE OF BUSINESS PRINCIPLES
---------------------------
We have updated and are re-issued our Code of Business Principles. This is printed on Page 5 of the Annual Review.

Among the commitments that are strengthened in the new Code are an explicit statement of our respect for human rights, the principles governing our research and environmental responsibilities, and the behaviour we expect from our business partners. We have clearly expressed the obligation to respect the human rights of our employees and the rights of those with whom we do business.

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This has long been our policy, but we felt it was right that, as a signatory of the United Nations Global Compact, we should publicly state our commitment.

Similarly, in view of the increased interest in how companies conduct research and their environmental impact, we have made explicit the principles that will guide our behaviour in both of these important areas.

And, in order for there to be no ambiguity we have now stated clearly that we expect those with whom we do business to observe business principles similar to our own. Observance will be a condition of any partnership with them.

These, and the other changes made, are being worked through the business, wherever we operate. All senior managers are being asked annually to sign that they have observed the principles. It will take some time, as we, like many other international companies, seek to achieve the new levels of transparency of reporting that are being sought in these areas. But we are committed to continually strive for high and improving standards and will report regularly on our progress in our Social Review.

CORPORATE SOCIAL RESPONSIBILITY
-------------------------------
Let me now turn to the troubled question of globalisation and the international economy. Developing countries are where four-fifths of humanity live - far too many of them in woefully inadequate conditions. For them, poverty reduction, a sustainable environment and better healthcare and education are all critical components to social and economic development.

International businesses like ours have a role to play in tackling these issues. In 2001 we continued to make our contribution through our business operations which is the first effective and direct way for us to make an impact. In addition, we voluntarily invested almost (euro)60 million in community programmes around the world.

Let me spend just a moment looking at our contribution to economic and social development.

Unilever's businesses are engaged in producing brands to meet the everyday needs of people everywhere which raise the quality of life. We do small things that make a big difference.

Whether in developed, or developing countries, our connection with our consumers is direct. It has to be, because our success depends on meeting their needs. 150 million times a day, somebody buys a Unilever brand. To maintain, let alone grow, this level of continual endorsement, we have to meet their needs better than anyone else and all the time. This demands constant attention to both the affordability and accessibility of our brands.

Then there is the very business of `doing business' in a responsible and sustainable way. Wealth creation and employment flow from enterprise and when companies invest for the long term they fuel a virtuous circle of economic activity. In developing economies, where domestic capital is often in short supply, international investment, particularly direct corporate investment, is especially important.

This is where we are involved and our investment has a key role to play in sustainable development. We enter a market for the long term. Our operations are all expected to perform to the same international standards for example, in terms of product quality and safety; employee health and safety and environmental performance. We bring the best of what is available internationally to the service of local consumers.

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Our companies are also in a position to make more than a purely economic contribution to the societies in which we operate. They are involved in a whole range of local partnerships to raise levels of health and education; to support local economic development and to create sustainable solutions to environmental problems. To give some examples:

In Bangladesh our local company has sponsored a Lifebuoy Friendship Hospital boat to bring healthcare and hygiene education to rural communities. The boat aims to reach 30,000 people each year to provide free treatment and medicine, as well as education in safe motherhood, family nutrition and the prevention of communicable diseases.

Across sub-Saharan Africa and in Brazil, disease prevention has also been a major focus of activity, given the HIV/AIDS epidemics facing those countries. The first Unilever company education programmes were introduced in Kenya and South Africa 10 years ago. And during the year we received the Global Business Council Award for Excellence for our work in this area.

Our involvement is not limited to social programmes. In Indonesia, for example, we also put our in-house expertise and skills to work for communities in tackling environmental problems.

These sorts of initiative help spread the benefits of the integrating global economy in a very practical way, and they are especially valuable in countries where government resources are severely limited. But they are also important in the more affluent economies of the developed world and our local companies are equally involved in contributing to their local communities here in the UK.

Volunteers from Unilever House play an active role in our partnership with seven schools in Tower Hamlets, London - one of the most deprived boroughs in the UK. Now in its fourth year the project has spanned reading partnerships, leadership mentoring as well as the development of their IT resources and skills. In all seven schools, standards of pupil attainment are rising year on year. Indeed, for the past two years Tower Hamlets has seen the highest improvement rate of any borough in the UK. This is not all down to Unilever's efforts of course. But if you ask any of the Headteachers they will say our support is making a real difference. It encourages the teachers who are working against the odds and raises the self-esteem and self-confidence of the children which in turn effects educational attainment. It is a positive model of a multinational business working for social cohesion.

Company know-how and skills have also been put to good use in the SWIM project to rehabilitate the Dibbindsdale brook in the Wirral. And Unilever sponsored Prince's Trust employee volunteers have played a key role in their communities - shown here building an inner city community garden for the elderly last summer.

This is about more than altruism - it makes good business sense. Also it is inspirational and important for the personal development of our employees.

Business really can help to tackle wider social, economic and environmental challenges - not least by providing professional, technical and scientific expertise. Governments, business and non-governmental organisations need to work together - and to see business as part of the solution, not just part of the problem.

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In Unilever, we strongly believe that further development of the international economy is essential. Development of international trade and investment, within a clear regulatory framework, has the potential to deliver great benefits, in particular to many of the most disadvantaged people on our planet. To take just one example. It is hard to justify a status quo in which the countries of sub Saharan Africa lose more as a result of barriers to trade in the industrialised world, than they currently receive in overseas aid.

Yes, business has a vested interest in globalisation, but so too do ordinary citizens and consumers. If we are to win people's support for globalisation, we need to show people that globalisation is actually about spreading prosperity, extending opportunity, increasing consumer choice and raising standards of living.

But in all this we remain aware of our commitment to our shareholders, and our responsibility to increase your prosperity. Our authority in the area of social contribution and - more importantly - the resources, can only come from running a consistently successful, growing and profitable business. This remains our commitment to shareholders.

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MAY 8 2002